Exhibit 99.400

Nextech AR Launches ARitize NFT

For its 3D Models and Human Holograms

● Company’s 3D Model Factory Now Mints 3D models into NFT’s Listed on Rarible and OpenSea

● To Offer a Metaverse NFT Showcase through ARitize Maps

VANCOUVER, B.C., Canada – January 18 2022 - Nextech AR Solutions Corp. (“Nextech’’ or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a Metaverse Company and leading provider of augmented reality (“AR”) experience technologies and services is excited to announce that brands now have the ability to mint NFTs of their 3D models and human holograms created by Nextech. The Company is also preparing to launch in Q2, 2022 the capability to showcase these NFTs in any Metaverse, including the Mini-Metaverses created with Nextech’s Metaverse creator app, ARitize Maps.

Nextech sees this new 3D model to NFT capability as a significant market opportunity, as more and more brands continue to enter the Metaverse and are looking for ways to engage consumers and convert their products to 3D. Nextech currently has, what it believes, is the world’s leading 3D modelling factory ARitize 3D, which enables retailers and manufacturers to turn their existing 2D product images or CAD files into exciting, high-quality 3D AR content.

The Company’s end-to-end solutions includes a number of exciting 3D/AR visualizations such as; product hotspots, animations, 360+ exploded views, 3D swirl ads, configurator, 3D carousel, virtual staging and room decorator.

Nextech’s ability to scale, along with its lightning-fast 3D model creation and unbeatable low cost distinguishes it from competitors and now with the minting of 3D NFTs further positions the Company as a leading global 3D model factory.

Currently the Company is assisting numerous brands as a managed service, with the capability of selling the NFT with unlockable content on third-party marketplaces, such as OpenSea, Rarible, and others. However in Q2 with the rollout of its Metaverse Studio, minting 3D models created with ARitize 3D will be native to the platform and offered as another SaaS offering.

Evan Gappelberg, CEO of Nextech commented, “As our 3D factory is rapidly gaining momentum with daily new customer wins we strive to continue to offer state-of-the-art enhancements to our platform which is exactly why we are bringing to market the ability to mint a 3D model as a NFT. We view this as an exciting new market and large potential revenue opportunity for Nextech. As we enable our 3D models to be showcased as NFT’s in metaverses created with our spatial mapping SDK ARitize Maps we offer a very unique value proposition for brands, businesses, and independents. He continues “For example a creative artist could turn their artwork into digital 3D models, mint those 3D models into NFTs, and then showcase their NFT artwork in a metaverse museum all powered by Nextech. Or a brand can turn a product into a 3D model, mint the 3D model and control that 3D model all through the supply chain, offering the manufacturer a way to elevate the consumer experience and maintain brand control and integrity into the metaverse. I believe that with our innovative end-to-end solutions for ecommerce we have truly taken a leadership position in the 3D modelling world and now with our NFT minting of those 3D models called ARitize NFT, we have taken it to the next level and carved out our place in the metaverse.’’

The market for NFTs surged to new highs last year, as NFT sales volume totalled $23 billion in 2021, compared to just $94.9 million the year before, according to DappRadar. In their 2021 Industry Report, they stated “The proof of ownership entitled to their holders and the integration of intelligent computational processes disrupted the way we treat digital art and collectibles. Hollywood, sports celebrities, and big brands like Coca-Cola, Gucci, Nike, and Adidas, made their dent in the space, providing NFTs with a different level of exclusivity. The power of attraction of these famous names has profoundly impacted NFTs and the blockchain industry overall.”

A non-fungible token (NFT) is a unique intangible and non-interchangeable unit of data stored on a blockchain, and is a fundamental component of the Metaverse and Web 3.0. Nextech continues to scale its 3D modeling factory with brands like Pier1, Kohls, Kmart Australia, Lighting Plus, Sears and others while bringing brands and businesses into the Metaverse through its ground-breaking ARitize Maps solution, and now with the minting NFT’s.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

On behalf of the Board of Nextech AR Solutions Corp.

Evan Gappelberg

CEO and Director

info@nextechar.com

866-274-8493

For further information, please contact:

Investor Relations Contact

Lindsay Betts

investor.relations@Nextechar.com

866-ARITIZE (274-8493) Ext 7201

About Nextech AR

Nextech AR Solutions is a Metaverse Company that develops and operates augmented reality (“AR”) platforms, transporting three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions for the Metaverse, however most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The CSE and the NEO have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the completion of the transaction are subject to known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove to be accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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